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                        RALEIGH CAPITAL ASSOCIATES L.P.
                             100 Jericho Quadrangle
                         Jericho, New York  11735-2117


                                                              September 19, 1996


BY FACSIMILE AND COURIER


Arvida/JMB Managers, Inc.
 as General Partner of
 Arvida/JMB Partners, L.P.
900 North Michigan Avenue
Chicago, Illinois  60611
Attn:  Judd D. Malkin, Chairman

Gentlemen:

                 We are in receipt of your letter dated September 17, 1996, in which you rejected our September 13, 1996 merger proposal, characterized our proposal as "very general in nature and lack[ing] specifics" and stated that the Partnership's "business is not for sale."

                 We are disappointed that you were unable to discern the very specific and detailed proposal contained in our September 13, 1996 letter. More troubling, however, is that, given the significance of our proposal and your inability to fully understand the same, you did not reach out to us to schedule a meeting to discuss our proposal or, at the very least, telephone to ask questions or discuss those aspects of our offer which you claim were general in nature. Given your status as a fiduciary to your investors, and your obligation to act in the best interest of those investors, we are astonished that you dismissed our proposal out of hand, without additional inquiry or preliminary discussion.

                 In addition, we found it curious that you have taken the position that the Partnership's "business is not for sale." In the first instance, our proposal contemplated a consensual, majority approved, merger which would permit current unitholders to continue as equityholders in a publicly traded surviving entity, while also receiving a cash distribution superior to that paid pursuant to the Starwood transaction. Secondly, your statement seems quite contrary to the Partnership's most recent public disclosures that management currently intends to initiate a plan of liquidation of its assets by the end of next year. We find it hard to reconcile that statement with your recent commitment to pursue a financing with Starwood, especially given the effective "cramout" implications of the Starwood leverage on your investors and their ability to realize future distributions.

                 In view of the apparent superior benefits of our proposal for all unitholders, we strongly suggest that you contact us to arrange a mutually convenient meeting so that we have the opportunity to clarify any aspect of our proposal which you find general or unspecific. We remain available to answer any questions you have regarding our September 13, 1996 proposal letter.

                                        Very truly yours,

                                        RALEIGH CAPITAL ASSOCIATES L.P.

                                        By:  Raleigh GP Corp.

                                                 By: /s/Michael L. Ashner
                                                    ----------------------
                                                         Michael L. Ashner
                                                         President